Introduction

As an investment advisor registered with the Securities and Exchange Commission (SEC), Frontier Management, LLC is subject to a wide range of laws and regulations, touching virtually every aspect of our business. From Frontier’s perspective this regulatory framework is designed to accomplish one purpose: to protect the interests of our clients by making sure that we have treated them fairly and put their interests before our own. As a firm, we wholeheartedly agree with, and subscribe to, this goal.

In that spirit, our intention is not simply to comply with the letter of the laws applicable to us, nor merely to satisfy the minimum standards imposed upon us by those laws. Our intention is to hold ourselves to the highest standards of fair dealing with our clients and to put their interests before our own in every aspect of our activities.

Our ultimate goal is to help each of our clients reach their long-term investment goals. In order to do so, however, we must first make sure that their assets and their interests are protected, and that Frontier’s stability and operational security is based on a firm foundation of sound business processes and procedures. With this in mind, we must constantly look for ways to improve the level of service and protection that we provide to our clients. When we identify areas where we can improve, we will aggressively pursue solutions and implement needed changes.

Compliance is everyone’s responsibility. It starts with knowing and observing the rules, whether they are based on applicable law or our own policies and procedures. It also means being alert to problems and potential trouble areas and reporting those to the Chief Compliance Officer and other members of senior management, if appropriate. We can protect our clients and build a great firm by fostering a culture of compliance at Frontier.

Rules of Conduct for Employees

Preamble

All employees (“Employees”) of Frontier Asset Management, LLC (“Frontier”) are subject to the following Rules of Conduct. The Rules of Conduct are comprised of the Code of Ethics (“Code”), Standards of Professional Conduct (“Standards”), Policies Relating to Personal Securities Transactions (“Policies”) and General Provisions. The Code and the Standards are closely modeled on the CFA Institute’s Code of Ethics and Standards of Professional Conduct. The Policies and the General Provisions supplement the Code and the Standards.

Code of Ethics

As an Employee of Frontier, I will:

•	Act with integrity, competence, diligence, respect and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession and other participants in the global capital markets.

•	Place the integrity of the investment profession and the interests of clients above my own personal interests.
•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions and engaging in other professional activities.
•	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on ourselves and the profession.
•	Promote the integrity of, and uphold the rules governing, capital markets.
•	Maintain and improve my professional competence and strive to maintain and improve the competence of other investment professionals.
•	Read and understand all policies and procedures and provide acknowledgement. This will be tracked in the firm’s compliance management system.

Standards of Professional Conduct

As an Employee of Frontier, I will act in accordance with the following Standards:

I.	Professionalism

a.	Knowledge of the Law Employees must understand and comply with all applicable laws, rules and regulations of any government, regulatory organization, licensing agency or professional association governing their professional activities. In the event of conflict, Employees must comply with the stricter law, rule or regulation. Employees must not knowingly participate or assist in and must dissociate from any violation of such laws, rules or regulations.

b.	Independence and Objectivity Employees must use reasonable care and judgment to achieve and maintain independence and objectivity in their professional activities. Employees must not offer, solicit or accept any gift, benefit, compensation or consideration that reasonably could be expected to compromise their own or another’s independence and objectivity.

c.	Misrepresentation Employees must not knowingly make any misrepresentations relating to investment analysis, recommendations, actions or other professional activities.

d.	Misconduct Employees must not engage in any professional conduct involving dishonesty, fraud or deceit or commit any act that reflects adversely on their professional reputation, integrity or competence.

II.	Integrity of Capital Markets

a.	Material Nonpublic Information Employees who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information.

b.	Market Manipulation Employees must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants.

III.	Duties to Clients

a.	Loyalty, Prudence and Care Employees have a duty of loyalty to clients and must act with reasonable care and exercise prudent judgment. Employees must act for the benefit of clients and place clients’ interests before Frontier’s or their own interests. In relationships with clients, Employees must determine applicable fiduciary duty and must comply with such duty to persons and interests to whom it is owed.

b.	Fair Dealing Employees must deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action or engaging in other professional activities.

c.	Suitability
i.	When Employees are in a direct advisory relationship with a client, they must: a. Make a reasonable inquiry into a client’s or prospective client’s investment experience, risk and return objectives and financial constraints prior to making any investment recommendation or taking investment action and must reassess and update this information regularly.
1.	Determine that an investment is suitable to the client’s financial situation and consistent with the client’s written objectives, mandates and constraints before making an investment recommendation or taking investment action.
2.	Judge investment suitability in the context of the client’s total portfolio.
ii.	When Employees are working with a client in a joint advisory relationship, where the client is represented by an investment advisor other than Frontier, the Employee may rely on the other investment advisor to take the actions enumerated above related to determining client suitability, provided the Employee has a reasonable basis for believing the other advisor has done so.
iii.	When Employees are responsible for managing a portfolio to a specific mandate, strategy or style, they must only make investment recommendations or take investment actions that are consistent with the stated objectives and constraints of the portfolio.

d.	Performance Presentation When communicating investment performance information, Employees must make reasonable efforts to ensure that it is fair, accurate and complete.

e.	Preservation of Confidentiality Employees must keep information about current, former and prospective clients confidential unless:
i.	The information concerns illegal activities on the part of the client or prospective client.
ii.	Disclosure is required by law.
iii.	The client or prospective client permits disclosure of the information.

f.	Outside Business Activities All employees are required to complete an Outside Business Activities report upon hire and initiate a request for approval if a new position is being considered. If an Employee is associated with an outside business, such as by serving as an officer or director on a Board, the Employee should resign their position if the firm is managing assets for the organization. Any outside business activities by the CCO will be reviewed by the Director of Operations. Additionally, they will be required to attest annually for any Outside Business Activities.

g.	Complaint Procedures Any statement transmitted orally, in a letter, by fax, by email, or otherwise, that alleges specific inappropriate conduct by Frontier is a complaint. While observations about market conditions or an account’s performance may not be complaints, Employees should consult with the CCO if there is any question as to whether a communication is a complaint. Once a firm employee believes they may have a complaint they should log a Client Complaint Case in MCO. The CCO and compliance office will review the facts of the item and document in MCO as necessary.

All Employees must promptly report any complaints to the CCO. Failure to report a complaint will be cause for corrective action, up to and including dismissal. Employees receiving an oral complaint should document the complaint, and should submit the completed written documentation when reporting the complaint to the CCO.

The CCO and Director of Operations will investigate and respond to all Client and Investor complaints in a timely manner and will retain copies of all documentation associated with each complaint in a Complaint File. The CCO or Director of Operations may consult with Outside Counsel regarding the appropriate resolution of a complaint. Any offers of settlement, or actual settlements, may only be made with the written approval of the CEO.

Investment Adviser Representatives are required to disclose information about certain complaints on Form U4, which is filed on FINRA’s electronic CRD system. Questions in Section 14I on Form U4 are particularly applicable to Client and Investor complaints. When the CCO is notified of a complaint, she will review Section 14I of Form U4 and make any necessary amendments to the U4 filings of Frontier’s Investment Adviser Representatives.

IV.	Duties to Employers

a.	Loyalty In matters related to their employment, Employees must act for the benefit of Frontier and not deprive Frontier of the advantage of their skills and abilities, divulge confidential information or otherwise cause harm to Frontier.

b.	Additional Compensation Arrangements Employees must not accept gifts, benefits, compensation, entertainment, or consideration that competes with, or might reasonably be expected to create a conflict of interest with, Frontier’s interests unless they obtain written consent from Frontier.

c.	Responsibilities of Supervisors Employees must make reasonable efforts to detect and prevent violations of applicable laws, rules, regulations and the Rules of Conduct by anyone subject to their supervision or authority.

V.	Investment Analysis, Recommendations and Action
a.	Diligence and Reasonable Basis Employees must:

i.	Exercise diligence, independence and thoroughness in analyzing investments, making investment recommendations and taking investment actions.
ii.	Have a reasonable and adequate basis, supported by appropriate research, for any investment analysis, recommendation or action.

b.	Communication with Clients and Prospective Clients Employees must:
i.	Disclose to clients and prospective clients the basic format and general principles of the investment processes used to analyze investments, select securities and construct portfolios and must promptly disclose any changes that might materially affect those processes.
ii.	Use reasonable judgment in identifying which factors are important to their investment analyses, recommendations or actions and include those factors in communications with clients and prospective clients.
iii.	Distinguish between fact and opinion in the presentation of investment analysis and recommendations.

c.	Record Retention Employees must develop and maintain appropriate records to support their investment analysis, recommendations, actions and other investment-related communications with clients and prospective clients.

VI.	Conflicts of Interest

a.	Disclosure of Conflicts Employees must make full and fair disclosure of all matters that could reasonably be expected to impair their independence and objectivity or interfere with their duties to clients, prospective clients or Frontier. Employees must ensure that such disclosures are prominent, are delivered in plain language and communicate the relevant information effectively.

b.	Priority of Transactions Investment transactions for clients must have priority over those in which an Employee is the beneficial owner.

c.	Referral Fees Employees must disclose to Frontier, clients and prospective clients, as appropriate, any compensation, consideration or benefit received from, or paid to, others for the recommendation of products or services.

General Provisions of the Rules of Conduct

The following general provisions shall apply to, and be a part of, the Rules of Conduct:

I.	Definitions and Interpretations

a.	A number of the terms used in the Rules of Conduct are defined in Rule 204A-1 under the Investment Advisers Act of 1940 (“Act”) and those definitions, as they may be amended from time to time, are incorporated into the Rules of Conduct by reference.

b.	The term “clients” in the Rules of Conduct refers to clients of Frontier.

c.	The CCO will respond to requests from Employees for guidance and assistance in understanding and interpreting the Rules of Conduct. The CCO shall be responsible for, and shall have authority to, make determinations regarding the meaning and interpretation of the Rules of Conduct. If an Employee has a question about whether a fact, occurrence or matter should be disclosed or reported under the Rules of Conduct, they should resolve the question in favor of disclosing or reporting it.

II.	PERSONS COVERED BY THE RULES OF CONDUCT

a.	All full-time employees of Frontier

b.	All partners, officers, directors or persons occupying a similar status or performing similar functions, regardless of title;

c.	Any other person who is subject to the supervision and control of Frontier and who provides investment advice on behalf of Frontier, is involved in making securities recommendations to clients or has access to nonpublic information regarding any securities recommendations made to clients or client securities holdings, purchases or sales.

III.	APPLICABILITY OF THE FEDERAL SECURITIES LAWS

Employees must comply with all provisions of the federal securities laws that are applicable to them. Accordingly, among other things, Employees are prohibited from (1) trading on, or improperly disseminating, any material, nonpublic information, (2) improperly trading in advance of trades placed for clients and (3) taking any action intended to deceive a client or improperly manipulate the price of a security.

IV.	REPORTING VIOLATIONS (WHISTLEBLOWING)

Frontier Asset Management is committed to maintaining the highest standards of integrity and accountability in its operations. Whistleblowing provides a framework for employees and stakeholders to report unethical behavior, violations of laws, regulations, or company policies without fear of retaliation.

Employees should promptly report to the CCO any violation of the Rules of Conduct, the federal securities laws or other applicable laws or regulations that they observe or become aware of. Employees are highly encouraged to report to the CCO any suspicious activity or activity that seems questionable in any way, even if they are not certain about whether it constitutes a violation of the Rules of Conduct or applicable laws or regulations. Any such reporting shall remain confidential unless as required to disclose by law.

Initial Review

Upon receiving a report, the Chief Compliance Officer will conduct an initial review to determine the appropriate course of action.

Investigation

If the initial review finds sufficient grounds, a formal investigation will be initiated. The formal investigation will be conducted promptly, thoroughly, and impartially.

Outcome and Follow-Up

Upon conclusion of the investigation, appropriate corrective actions will be taken if necessary. The whistleblower, if known and if required, will be informed of the investigation outcome, subject to legal and confidentiality constraints.

Employees are permitted to voluntarily communicate with the SEC as part of their Whistleblowing Program if they suspect any violation of the Investment Advisors Act of 1940 or other applicable securities regulations or laws.

Frontier Asset Management strictly prohibits retaliation against whistleblowers. Retaliation includes any form of adverse action such as dismissal, demotion, harassment, or discrimination.

Any employee who retaliates against a whistleblower will be subject to disciplinary action, up to and including termination.

V.	CONSEQUENCES FOR FAILURE TO COMPLY AND REPORTING CERTAIN CONDUCT

Employees can be subject to discipline, up to and including termination of employment if he or she violates the Rules of Conduct. Any Employee who knows of, or reasonably believes there is, a violation of applicable laws or these Rules, should report that information immediately to the Chief Compliance Officer. An Employee should not conduct preliminary investigations, unless authorized to do so by the Compliance Department. Anyone who in good faith raises an issue regarding a possible violation of law, regulation or company policy or any suspected illegal or unethical behavior will be protected from retaliation. If you have violated these Rules, however, making a report will not protect you from the consequences of your actions. You can be subject to discipline up to and including termination of employment if you violate these Rules or fail to report violations that come to your attention.

Trading Policy

Introduction

This Trading Policy describes the standards of Frontier Asset Management (Frontier) on trading, and causing the trading of, certain publicly traded companies while in possession of confidential information. This Policy prohibits trading in certain circumstances and applies to employees and their immediate family members.

One of the principal purposes of the federal securities laws is to prohibit insider trading. Insider trading occurs when a person uses material nonpublic information obtained through involvement with Frontier to make decisions to purchase, sell, give away or otherwise trade certain securities or to provide that information to others outside Frontier. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with Frontier, if the information involved is "material" and "nonpublic." These terms are defined below.

General Standards

Employees are required, in all material respects, to comply with the Investment Advisors Act of 1940, as amended, and other applicable federal and state law and regulation, which govern Frontier’s work generally and regulate individual activity, including privacy, security, pay-to-play, anti-money laundering, use of mobile devices and social media, disclosure requirements, and training. While a number of these topics are addressed in this and other Frontier policies, additional and important reference material and procedures may be found in the current version of the Frontier Policies Manual.

No employee or any of their immediate family members may purchase or sell any security of any other company while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with Frontier. No employee or any of their immediate family members who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without Frontier's authorization.

You should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic.

Definitions

I.	Material

Information is generally regarded as "material" if it has market significance, meaning if its public dissemination is likely to affect the market price, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

•	significant changes in a company’s prospects;
•	significant write-downs in assets or increases in reserves;
•	developments regarding significant litigation or government agency investigations;
•	liquidity problems;
•	changes in earnings estimates or unusual gains or losses in major operations;
•	major changes in management or the board of directors;
•	changes in dividends;
•	extraordinary borrowings;
•	major changes in accounting methods or policies;
•	award or loss of a significant contract;
•	cybersecurity risks and incidents, including vulnerabilities and breaches;
•	changes in debt ratings;
•	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and
•	offerings of securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Chief Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

II.	Nonpublic

The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. Public information has been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information.

Nonpublic information may include:

•	information available to a select group of analysts or brokers or institutional investors;
•	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
•	information that has been entrusted to Frontier on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

As with questions of materiality, if you are not sure whether information is considered public, you should consult with the Chief Compliance Officer or assume that the information is nonpublic and treat it as confidential.

III.	Chief Compliance Officer

Frontier has appointed Erin Foote as the Chief Compliance Officer. The duties of the Chief Compliance Officer include, but are not limited to, the following:

•	assisting with implementation and enforcement of this Policy;
•	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with applicable law and regulation;
•	providing a reporting system with an effective whistleblower protection mechanism.

Exceptions

The trading restrictions of this Policy do not apply to the following:

•	Buying and selling mutual funds or broad-based indices.
•	Trades made on your behalf by a broker that has been given discretionary authority over your account and that does not, in fact, receive instructions or information from you concerning any trades.
•	Trades involving pooled portfolio funds, such as a retirement plan target date funds.

Preapproval

You must receive preapproval from the Chief Compliance Officer before acquiring any beneficial ownership in a security in an initial public offering, private placement, or limited offering, in each case by submitting the offering and/or transaction details along with verification that the investment opportunity did not arise out of your activity on behalf of a client.

You must receive preapproval from the Chief Compliance Officer before acquiring any beneficial ownership in an exchange traded fund, note, or unmanaged Frontier account that is on the quarterly Frontier Hire List or similar identification of restricted securities.

In most cases, the Compliance Department will approve trading on these approved trades at 3:30pm EST/1:30pmMST after most of all client trades have been processed for the trading day. The Compliance Department working with Investment Operations reserves the right to change or modify the time of trade execution based on firm trading activity for the day to ensure client trades are executed in the best interest of Frontier clients.

Reporting

Not later than thirty days following the end of each calendar quarter, you must submit a report to the Chief Compliance Officer which details for each security in which you have either a direct or indirect beneficial ownership:

•	The title and type of security, the exchange ticker symbol or CUSIP number, interest rate and maturity date, the number of shares and principal amount.
•	The name of any broker, dealer, custodian, bank or other institution where you maintain an account in which any securities are held for your direct or indirect benefit.
•	Any additional information as may reasonably be requested by the Chief Compliance Officer.

Violations

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties, and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial